FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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__ **Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.** *See Instruction 1(b).*

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

1. Name and Address of Reporting Person*

Golden, Terence C.

(Last) (First) (Middle)

Pepco Holdings, Inc.
701 Ninth Street, NW

(Street)

Washington, DC 20068

(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol

Pepco Holdings, Inc. (POM)

3. IRS Identification Number of Reporting Person, if an entity

(voluntary)

4. Statement for Month/Day/Year

April 1, 2003

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director ___ 10% Owner
___ Officer (give title below) ___ Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock								1,942	D	

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

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(Over)

SEC 1474 (9-02)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, If Any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Phantom Stock (1)	(2)	4/01/03		A		429.676311		(2)	NA	Common Stock	429.676311	(1)			
Phantom Stock (3)	(2)	3/31/03		A	V	147.250072		(2)	NA	Common Stock	147.250072	(1)	10,834.369927	D	

Explanation of Responses:
   (1)   Acquired in consideration for services, with the number of shares of phantom stock calculated by dividing the amount of meeting fees and/or retainer payable ($1,250 per meeting or that portion of the annual retainer of $30,000 which the director elected to receive in phantom stock) by the market price of the PHI shares at the close of business two business days before the meeting or retainer payment date, respectively. At least one-half of the retainer is required to be paid in common stock or phantom stock.
   (2)   Phantom stock on a date specified or to be specified by the participant is settled in cash in an amount equal to the market price of the PHI common stock on the settlement date.
   (3)   When a dividend is paid on the PHI Common Stock, the Phantom Stock equivalent balance is credited with additional phantom stock based on the number of shares that could be purchased with the cash amount of the dividend at the then current market price.

Terence C. Golden by Ellen Sheriff Rogers, Attorney-in-Fact   4/02/03
**Signature of Reporting Person   Date

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